UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020 (No. 1)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K is incorporated by reference into the registrant’s Registration Statements on Form S-8 (Registration No. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration No. 333-219614).

On March 4, 2020, Cellect Biotechnology Ltd. (“Cellect”) (NASDAQ: APOP) announced that  its Board of Directors has approved, and Cellect has entered, subject to definitive agreements, into a commercial binding Letter Of Intent (LOI) with Canndoc Ltd (“Canndoc”), a wholly owned subsidiary of Intercure Ltd. (“Intercure”) (TASE: INCR / INCR.TA).

Cellect will acquire from Canndoc all rights to the use of Canndoc’s products for the reduction of opioid usage, including accumulated data, as well as on-going and pipeline of clinical trials. In addition, Canndoc will supply Cellect, over the course of the next five years, with a minimum of 6 tons of GMP pharma grade cannabis products with a value of $18 million USD. Cellect will have the option to extend the agreement for an additional period of 5 years, until 2029. The products will be distributed and sold on behalf of Cellect by Canndoc’ s existing distribution channels. Cellect will issue to Canndoc 1,023,720 American Depositary Receipts (“ADRs”) representing 19% of Cellect’s share capital on partially diluted basis.

In addition to the strategic commercial agreement, the companies are considering expanding their collaboration and have signed a non-binding LOI for a full merger. Under preliminary details, Cellect will acquire from Intercure all of Canndoc’s outstanding shares, in exchange for additional Cellect ADRs to be in total approximately 95% (approximately 93% on a fully diluted basis) of the merged company. The proposed merger is subject to definitive agreement, Board approval and customary closing conditions, including the approval of the IMCA (Israeli Medical Cannabis Agency) and Cellect’s shareholders. The parties aim to close such transaction in the second quarter of 2020. The parties agreed to act jointly in order to fulfill all the requirements to enable Cellect to continue to trade on the NASDAQ and, for this purpose, Intercure has committed to invest a cash sum of at least $3 million USD in any public offering that Cellect may undertake, at a price of not less than $4.50 USD per ADR.

Exhibit No.	Description

99.1	Cellect Biotechnology and Canndoc Ltd. to enter into Strategic Pharma Grade Cannabis Commercial Deal For Reduction in Opioid Usage

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2020	CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Eyal Leibovitz
Eyal Leibovitz
Chief Financial Officer

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